                                                               Page 1 of 7 Pages

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                           LIN Television Corporation
                                (Name of Issuer)

                     Common Stock, $.01 Par Value Per Share
                         (Title of Class of Securities)

                                  532776 10 1
                                 (CUSIP Number)

                                Mark W. Kroloff
                            Cook Inlet Region, Inc.
                                2525 "C" Street
                            Anchorage, Alaska 99503
                                 (907) 274-8638
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               September 27, 1996
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box   [_].

Check the following box if a fee is being paid with the statement    [_].  (A
fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No. 532776 10 1                                          Page 2 of 7 Pages

1        Name Of Reporting Person
         S.S. Or I.R.S. Identification No. Of Above Person
               Cook Inlet Region, Inc.
               92-0042304

2        Check The Appropriate Box If A Member Of A Group*
               (a)  [X]
               (b)  [_]

______________________________________________________________________________

3        SEC USE ONLY

______________________________________________________________________________

4        Source Of Funds*
               Not applicable because this Amendment No. 3 discloses only sales of Common Stock.

5 Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e)
               [_]

6        Citizenship Or Place Of Organization
               Alaska corporation

7 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Voting Power
               0

8 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Voting Power
               1,880,450

9 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Dispositive Power
               0

10 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Dispositive Power
               1,880,450

11       Aggregate Amount Beneficially Owned By Each Reporting Person
               1,880,450

12       Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares*
               [_]

13       Percent Of Class Represented By Amount In Row (11)
               6.3%

14       Type Of Reporting Person*
               CO, HC



                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
CUSIP No. 532776 10 1                                          Page 3 of 7 Pages

1        Name Of Reporting Person
         S.S. Or I.R.S. Identification No. Of Above Person
               Cook Inlet Corporation
               92-0126955

2        Check The Appropriate Box If A Member Of A Group*
               (a)  [X]
               (b)  [_]

______________________________________________________________________________

3        SEC USE ONLY

______________________________________________________________________________

4        Source Of Funds*
               Not applicable because this Amendment No. 3 discloses only sales of Common Stock.

5 Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e)
               [_]

6        Citizenship Or Place Of Organization
               Alaska corporation

7 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Voting Power
               0

8 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Voting Power
               1,880,450

9 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Dispositive Power
               0

10 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Dispositive Power
               1,880,450

11       Aggregate Amount Beneficially Owned By Each Reporting Person
               1,880,450

12       Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares*
               [_]

13       Percent Of Class Represented By Amount In Row (11)
               6.3%

14       Type Of Reporting Person*
               CO, HC



                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
CUSIP No. 532776 10 1                                          Page 4 of 7 Pages

1        Name Of Reporting Person
         S.S. Or I.R.S. Identification No. Of Above Person
               Cook Inlet Communications, Inc.
               92-0109612

2        Check The Appropriate Box If A Member Of A Group*
               (a)  [X]
               (b)  [_]

______________________________________________________________________________

3        SEC USE ONLY

______________________________________________________________________________

4        Source Of Funds*
               Not applicable because this Amendment No. 3 discloses only sales of Common Stock.

5 Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e)
               [_]

6        Citizenship Or Place Of Organization
               Alaska corporation

7 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Voting Power
               0

8 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Voting Power
               1,880,450

9 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Dispositive Power
               0

10 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Dispositive Power
               1,880,450

11       Aggregate Amount Beneficially Owned By Each Reporting Person
               1,880,450

12       Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares*
               [_]

13       Percent Of Class Represented By Amount In Row (11)
               6.3%

14       Type Of Reporting Person*
               CO, HC



                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
CUSIP No. 532776 10 1                                          Page 5 of 7 Pages

1        Name Of Reporting Person
         S.S. Or I.R.S. Identification No. Of Above Person
               Cook Inlet Communications Corp.
               92-0111344

2        Check The Appropriate Box If A Member Of A Group*
               (a)  [X]
               (b)  [_]

______________________________________________________________________________

3        SEC USE ONLY

______________________________________________________________________________

4        Source Of Funds*
               Not applicable because this Amendment No. 3 discloses only sales of Common Stock.

5 Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e)
               [_]

6        Citizenship Or Place Of Organization
               Delaware corporation

7 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Voting Power
               0

8 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Voting Power
               1,880,450

9 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Dispositive Power
               0

10 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Dispositive Power
               1,880,450

11       Aggregate Amount Beneficially Owned By Each Reporting Person
               1,880,450

12       Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares*
               [_]

13       Percent Of Class Represented By Amount In Row (11)
               6.3%

14       Type Of Reporting Person*
               CO



                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                               Page 6 of 7 Pages


The following Item of the Schedule 13D previously filed by the undersigned with respect to the Common Stock of LIN Television Corporation is hereby amended as follows:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) CICC is the holder and beneficial owner of 1,880,450 shares of Common Stock, representing 6.3% of the outstanding shares of Common Stock of the Issuer. Each of CIRI, CIC and CICI controls CICC and thus may be considered to have beneficial ownership of such shares.

     (b) Each of the corporations named in Item 5(a) above share voting and investment power with respect to the 1,880,450 shares held by CICC with each of the other corporations named therein.

     (c) The following transactions, all of which were market sales of Common Stock, were effected on the dates set forth below through the NASDAQ National Market by the persons filing this Schedule.

           Selling Company       Date       # of Shares     Price
           ---------------       ----       -----------     -----

               CICC             9/12/96        45,000       35.625
               CICC             9/23/96        15,000       39.875
               CICC             9/23/96        10,000       39.750
               CICC             9/24/96        15,000       39.750
               CICC             9/25/96         5,000       39.500
               CICC             9/26/96        10,000       39.500
               CICC             9/26/96        10,000       39.625
               CICC             9/27/96       325,000       41.625
               CICC             9/27/96       200,000       41.625
               CICC             9/27/96         5,000       41.500
               CICC             9/27/96         5,000       40.500
               CICC             9/27/96         5,000       40.250
               CICC             9/27/96        10,000       40.000
               CICC             9/27/96        15,000       39.875
               CICC             9/27/96        15,000       39.750
               CICC             9/27/96        25,000       39.625
               CICC             9/27/96        35,000       39.625
               CICC             9/27/96        25,000       39.625
               CICC             9/27/96        10,000       39.625
               CICC             9/27/96        10,000       39.500
               CICC             9/27/96         5,000       41.625
               CICC             9/27/96        20,000       41.750
               CICC             9/30/96        60,000       41.250
               CICC             9/30/96        25,000       41.375
               CICC             9/30/96       100,000       41.125
               CICC             9/30/96        75,000       41.000

     (d)  Not applicable.

     (e)  Not applicable.

                                                               Page 7 of 7 Pages

SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of each, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.



Dated this 1st day of October, 1996.



COOK INLET REGION, INC.*              COOK INLET CORPORATION



By:   /s/ Mark W. Kroloff             By:   /s/ Craig Floerchinger
    ------------------------------        ----------------------------------
    Mark W. Kroloff                       Craig Floerchinger
    Vice President                        Vice President



COOK INLET COMMUNICATIONS, INC.       COOK INLET COMMUNICATIONS CORP.



By:   /s/ Craig Floerchinger          By:   /s/ Mark W. Kroloff
    ------------------------------        ----------------------------------
    Craig Floerchinger                    Mark W. Kroloff
    Vice President                        Vice President



*In executing and filing this Schedule 13D, Cook Inlet Region, Inc. does not intend to waive the exemption afforded it under 43 U.S.C. (S)1625.